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                                                                    EXHIBIT 23.3

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-110290 of Rayovac Corporation (relating to $350 million principal amount of 8 1/2% Senior Subordinated Notes due 2013) on Form S-4 of our report dated February 7, 2003, September 25, 2003, as to Note 15 (which expresses an unqualified opinion and includes two explanatory paragraphs relating to Remington Products Company, L.L.C.'s change in accounting for goodwill and intangible assets as discussed in Note 4, and the restatement described in
Note 15), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.


/s/ Deloitte & Touche LLP

Stamford, Connecticut
November 14, 2003